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November 13, 2024                                Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549 Attention: Ms. Soo Im-Tang

Re:    Rockefeller Municipal Opportunities Fund (the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File Nos. 333-281369; 811-23993

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Amendment”) relating to the registration of the offer and issuance of shares of the Registrant.

The Amendment incorporates revisions to the Registrant’s Registration Statement on Form N-2 filed on August 8, 2024 in response to comments provided in writing by the staff of the Securities and Exchange Commission on September 9, 2024 with respect to the Registration Statement, completes all missing information, and includes the audited seed financial statements.

Please contact the undersigned at (312) 609-7661 or Mark Quade at (312) 609-7515 if you have questions.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades Shareholder

cc: Mark A. Quade, Shareholder, Vedder Price P.C.